EXHIBIT 12.1

COMPUTATION OF EARNINGS TO FIXED CHARGES

	For Years Ended December 31,
Computation of Earnings to Fixed Charges	2008(1)	2007	2006	2005	2004
(in thousands, except ratios)
Earnings
(Loss) Income before assessments and cumulative effect of change in accounting principle	$(199,364)	$96,257	$35,087	$2,512	$112,591
Fixed charges	2,068,518	2,835,663	2,456,559	1,865,428	1,518,087

Earnings available for fixed charges	$1,869,154	$2,931,920	$2,491,646	$1,867,940	$1,630,678
Fixed Charges
Interest expense on consolidated obligations	$2,042,726	$2,786,847	$2,413,097	$1,822,266	$1,502,956
Interest expense on deposits and borrowings	25,074	48,267	42,876	41,863	14,387
Interest portion of rental expense	718	549	586	1,299	764

Fixed charges	$2,068,518	$2,835,663	$2,456,559	$1,865,428	$1,518,107
Ratio of earnings to fixed charges(1)		1.03	1.01	1.00	1.07

(1)	Earnings were inadequate to cover fixed charges by approximately $199.4 million for the year ended December 31, 2008.